Exhibit 3.15

CERTIFICATE OF AMENDMENT
TO THE
CERTIFICATE OF INCORPORATION
OF
MEDITE CANCER DIAGNOSTICS, INC.

Pursuant to Section 242 of the
General Corporation Law of the State of Delaware

Medite Cancer Diagnostics, Inc., a Delaware corporation (the “Corporation”), does hereby certify as follows:

1.          The Board of Directors of the Corporation (the “Board”), acting by Unanimous Written Consent in accordance with Section 141(f) of the General Corporation Law of the State of Delaware (the “DGCL”) adopted a resolution authorizing the Corporation to decrease the number of shares of the common stock, $.001 par value per share (the “Common Stock”) that the Corporation is authorized to issue from 3,500,000,000 to 35,000,000 and to file this Certificate of Amendment:

Article FOURTH of the Certificate of Incorporation shall be amended by deleting Section 4.1 in its entirety and submitting therefor the following:

“Section 4.1. The total number of shares of stock which the Corporation is authorized to issue is Forty Five Million (45,000,000) shares, comprised of Thirty Five Million (35,000,000) shares of common stock, par value $0.001 per share, and Ten Million (10,000,000) shares of preferred stock, par value $0.001 per share.”

2.          That in lieu of a meeting and vote of stockholders, the holders of a majority in interest of record of the issued and outstanding shares of Common Stock have given written consent to said amendment in accordance with the provisions of Section 228 of the DGCL.

3.          That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Section 242 of the DGCL.

IN WITNESS WHEREOF, Medite Cancer Diagnostics, Inc. has caused this Certificate of Amendment to be duly executed in its corporate name this 18th day of February, 2016.

MEDITE CANCER DIAGNOSTICS, INC.

By: /s/Michaela Ott
      Michaela Ott, CEO

Filed with the State of Delaware on February 19, 2016